January 2, 2008
Via Edgar and Facsimile
Ms. Christine Davis
Senior Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Visicu, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 13, 2007
SEC File No. 000-51865

Dear Ms. Davis:
     This letter provides the responses of Visicu, Inc. (the “Company”) to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2006 (the “2006 Form 10-K”), as set forth in your comment letter to Vincent E. Estrada, Senior Vice President and Chief Financial Officer, dated December 18, 2007. For reference purposes, the text of each comment has been reproduced herein (in bold) with responses below each numbered comment.
     As a preliminary matter, we wish to advise the Staff that the Company has entered into a definitive merger agreement dated December 18, 2007 for the acquisition of the Company by Philips Holding USA Inc. (the “Merger Agreement”). Under the terms of the Merger Agreement, the Company’s stockholders will receive $12.00 per share in cash at closing. The completion of the contemplated merger transaction is subject to the terms and conditions of the Merger Agreement, including the approval of the Company’s stockholders, customary regulatory clearance and other customary closing conditions. The Company has announced that it expects to close the merger transaction in the first quarter of 2008. In light of these developments, it is possible that the Company could cease to be a reporting company under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, in the first quarter of 2008.
217 E Redwood Street, Suite 1900     Baltimore, Maryland 21202     Ph 410-276-1960     Fax 410-276-1970     Website: www.visicu.com

Ms. Christine Davis, Senior Staff Accountant
January 2, 2008

Form 10-K for the Fiscal Year Ended December 31, 2006
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 35
1.	Staff Comment: In the discussion of your results of operations, you refer to various factors that have impacted revenue without quantifying the impact of each factor. For example, you disclose that the changes in revenue were due to an increase in the number of activated customers and additional activated beds by existing recurring customers, but you give no indication as to the relative impact of each factor. Please explain to us how you considered Section III.D of SEC Release No. 33-6835.

Company Response: While the Company is mindful of the guidance provided in the 1989 MD&A Interpretive Release (No. 33-6835), the Company believes that quantifying customer activations and additional bed activations (or providing percentage amounts related thereto) in its results of operations discussion would not materially improve investors’ understanding of the Company’s results of operations. This is because there is not a uniform or consistent correlation between an increase in the number of activated customers or an increase in the number of activated beds of existing customers during the covered fiscal period, on the one hand, and revenue for the covered fiscal period attributable to the increased number of activated customers or activated beds of existing customers, on the other hand. As the Company explains in its MD&A disclosure, pursuant to its revenue recognition policy (based on SOP No. 97-2, Software Revenue Recognition), the Company recognizes revenue from its multiple-element arrangements with customers (consisting of software licenses, implementation services and post-contract customer support services) ratably over the unexpired portions of the applicable post-contract customer support service periods, which typically span three years.

With respect to any given fiscal period, the amount of revenue that can be attributed to an increase in the number of activated customers or an increase in the number of activated beds of existing customers will depend on a variety of factors, including (i) when during the fiscal period the activation occurs and (ii) the length of the unexpired portion of the underlying customer support agreement. In addition, when the initial post-contract customer support period for an eICU Center expires, revenues recognized in future support periods for the eICU Center typically represent only the ongoing support fees. As a result, depending on the particular customer-specific circumstances involved, increases in the number of activated customers and the number of activated beds of existing customers can impact revenues in non-uniform ways. (Please note that the Company discusses these differing impacts in the third and fourth paragraphs of its results of operations discussions on both page 35 (2006 over 2005) and page 36 (2005 over 2004) of the 2006 Form 10-K.). The Company therefore believes that additional disclosure that quantifies these activations is not material to investors’ understanding of the Company’s results of operations. However, as discussed in the Critical Accounting

Ms. Christine Davis, Senior Staff Accountant
January 2, 2008

Policies section of the 2006 Form 10-K, when the Company establishes vendor specific objective evidence (“VSOE”) of the fair value of its post contract support services (“PCS”), the Company will recognize revenue from the software and implementation services upon delivery. As a result, when VSOE of the fair value of PCS is established there will be a more direct correlation between the change in revenue and the change in the number of activated customers and the number of activated beds by existing customers in a fiscal period, and we expect that additional disclosure pertaining to these elements would be helpful to the investor’s understanding of the Company’s results of operations.

In the interim, in recognition to the Staff’s comment, the Company will add additional disclosure in its MD&A in future filings to quantify the number of activated customers in their initial support term and to quantify the number of additional activated beds by existing customers, and will maintain its disclosure that there may not be a direct correlation between the change in these metrics and the change in revenue.

2.	Staff Comment: We note several references to the number of activated customers and activated beds throughout your disclosures. Please describe to us the extent to which you use activated customers or activated beds as a key indicator in managing your business and indicate whether you believe that these metrics contribute meaningfully to understanding and evaluating your company. In addition, tell us what consideration you gave to disclosing these metrics in your MD&A. See Section III.B.l of SEC Release No. 33-8350.

Company Response: In the discussion of changes in revenue in the results of operations sections of MD&A in the 2006 Form 10-K, the Company refers to increases in the number of activated customers and in the number of activated beds of existing customers. These increases are noteworthy in the context of a discussion of the change in reported revenue for the covered fiscal period because at the time of activation, when software licenses and implementation services have been delivered, the Company initiates the ratable recognition of additional revenues from revenue backlog over the remaining PCS term, as discussed in the Critical Accounting Policies section of the 2006 Form 10-K. The Company, however, does not use activated customers or activated beds as a key indicator in managing its business.

The key indicator that the Company’s management relies upon most heavily to manage the business is revenue backlog. The Company determines revenue backlog as of any given date by totaling the minimum fees payable over the term of each customer contract and subtracting cumulative revenues recognized as of such date. The Company provided substantial disclosure regarding revenue backlog in the Sources of Revenue section (page 31) of MD&A in the 2006 Form 10-K. Specifically, the Company explained that revenue backlog as of December 31, 2006 was $71.6 million, which compared with $70.2 million as of December 31, 2005. The Company also explained that it expected to recognize approximately 49% of the 12/31/2006 revenue backlog during 2007, while it recognized

Ms. Christine Davis, Senior Staff Accountant
January 2, 2008

40% of the 12/31/2005 revenue backlog during 2006. The Company further identified the factors that cause revenue backlog to increase and decrease. The Company’s management places significant emphasis on revenue backlog because it serves as a leading indicator of the status and direction of the Company’s business, and unlike revenue it is not affected by the time lag that results from application of the Company’s revenue recognition policy.

Accordingly, the Company believes that its MD&A disclosure properly addresses key indicators consistent with the 2003 MD&A guidance (Release No. 33-6835). As discussed to Comment 1 above, the Company will add additional disclosure in its MD&A in future filings to quantify the number of activated customers in their initial support term and to quantify the number of additional activated beds by existing customers.
Financial Statements
Statements of Operations, page 44
3.	Staff Comment: We note that a significant portion of your revenue is recognized ratably due to the lack of VSOE of PCS services. Please explain to us how you allocate revenue from these arrangements to license and services revenue.

Company Response: Pursuant to Regulation S-X, Rule 5-03(b), the Company separately discloses in its statement of operations the categories of its revenues (licenses and services) that exceed 10% of total revenues. As noted by the Staff and disclosed in our 2006 Form 10-K, the Company recognizes revenue ratably, due to the lack of VSOE of PCS services. In the absence of VSOE, the Company has developed an allocation methodology that is based upon its reasonable judgment of the license and service components of its arrangements, and has consistently applied that methodology every reporting period. The Company’s allocation methodology is based on the contractually stipulated amounts for its licenses and services. The Company believes that this allocation methodology is reasonable because its arrangements are based on a standard price list for its software licenses and services. For example, the Company’s annual PCS fee is 20% of the software license fee. Because this fee is consistently stated in its contracts, and is comparable to PCS fees charged by others in the industry, the Company determined that the allocation of total arrangement fees to PCS fees was reasonable. Similarly, installation service fees are consistently determined based on a standard rate per hour for the estimated required services, and accordingly, the inputs to these service fees provide a reasonable basis for their estimation. In summary, the Company believes the contractual pricing (in the absence of VSOE) represents the most reasonable allocation basis for license and service revenues because such pricing is standard in our arrangements, is recognized by our customers and provides an objective allocation basis. The Company will disclose its basis for allocating revenues between licenses and services on its statement of operations in future filings.

Ms. Christine Davis, Senior Staff Accountant
January 2, 2008

* * * * *
     In connection with responding to the Staff’s comments with respect to the Company’s 2006 Form10-K, the Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.
     We very much appreciate the Staff’s attention to the review of the Company’s responses. Please do not hesitate to contact the undersigned at (410) 843-4530 if you have any questions regarding this letter.

Sincerely, /s/ Vincent E. Estrada Vincent E. Estrada Senior Vice President and Chief Financial Officer

cc:	W. David Chalk, Esq., DLA Piper US LLP
Paul M. McDermott, Esq., DLA Piper US LLP